Exhibit 8.1

Principal Subsidiaries and Variable Interest Entity of the Registrant

Subsidiaries	Place of Incorporation
Oriental Culture Development LTD	British Virgin Islands
HK Oriental Culture Investment Development Limited	Hong Kong
China International Assets and Equity of Artworks Exchange Limited	Hong Kong
HKDAEx Limited	Hong Kong
Nanjing Rongke Business Consulting Service Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Jiangsu Yanggu Culture Development Co., Ltd.	PRC

Subsidiaries of Consolidated Variable Interest Entity	Place of Incorporation
Nanjing Yanqing Information Technology Co., Ltd.	PRC
Nanjing Yanyu Information Technology Co., Ltd.	PRC
Kashi Longrui Business Management Services Co., Ltd.	PRC
Kashi Dongfang Cangpin Culture Development Co., Ltd.	PRC
Zhongcang Warehouse Co., Ltd.*	PRC

*	Kashi Longrui Business Management Services Co., Ltd. owns 18% of Zhongcang Warehouse Co., Ltd.